UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2022

(Commission File No. 001-40241)

LAVA Therapeutics N.V.

(Translation of registrant’s name into English)

Yalelaan 60

3584 CM Ultrecht, The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

    Yes  ☐    No  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

    Yes  ☐    No  ☐

LAVA Therapeutics, N.V.

On May 31, 2022, LAVA Therapeutics, N.V. (the “Company”) issued a press release announcing its 2022 annual general meeting of shareholders to be held on June 15, 2022 and made available to its shareholders certain other materials in connection with such meeting. A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated by reference herein. The materials made available to the Company’s shareholders are attached as Exhibits 99.2 and 99.3 hereto and are incorporated by reference herein.

EXHIBIT LIST

Exhibit	Description
99.1	Press release dated May 31, 2022
99.2	Convening Notice, including agenda and explanatory notes
99.3	Voting proxy card

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

LAVA Therapeutics, N.V.
(Registrant)

Date: June 2, 2022	By:	/s/ Stephen Hurly
Stephen Hurly
Chief Executive Officer and Director